Exhibit 99.2

Arqit Founders Voluntarily Extend Lock-Up

Signals long-term commitment

London, UK – 12 May 2022 – Arqit Quantum Inc. (the “Company”) today announces that the majority of former shareholders of Arqit Limited (or their transferees) and former members of Centricus Heritage, LLC, the sponsor of Centricus Acquisition Corp. have voluntarily entered into extensions of their lock-up agreements with the Company to signal their long-term support of the Company.

The former shareholders of Arqit Limited and Centricus Heritage, LLC originally entered into lock-ups with the Company upon the closing of the Company’s business combination with Centricus Acquisition Corp. and Arqit Limited in September 2021, which were extended in October 2021, and were expected to expire in connection with the Company’s upcoming release of its financial results for the six months ended March 31, 2022.

The extension of the lock-up agreements will restrict the transfer of the Company’s shares by the parties until the earlier to occur of (i) September 3, 2022; and (ii) such time as determined by the board of directors of the Company as being in the best interest of the parties to permit transfers, in whole or in part. All of the shareholders approached regarding lock-up extensions (holding 105,886,259 of the 108,585,000 shares subject to the original lock-ups) agreed to extend their lock-up agreements.

Arqit Founder, Chairman and CEO David Williams, said: “We are pleased to see that shareholders share our conviction in the prospects of the company and chose to signal this to other stakeholders through this voluntary lock-up. We are confident that Arqit’s technology is capable of delivering significant transformation to cybersecurity in many industries and see encouraging signs of momentum with potential customers”.

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About Arqit

Arqit supplies a unique quantum encryption Platform-as-a-Service which makes the communications links of any networked device secure against current and future forms of attack – even from a quantum computer. Arqit’s product, QuantumCloud™, enables any device to download a lightweight software agent, which can create encryption keys in partnership with any other device. The keys are computationally secure, optionally one-time use and zero trust. QuantumCloud™ can create limitless volumes of keys in limitless group sizes and can regulate the secure entrance and exit of a device in a group. The addressable market for QuantumCloud™ is every connected device.

Media relations enquiries:

Arqit: contactus@arqit.uk

FTI Consulting: scarqit@fticonsulting.com

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Gateway: arqit@gatewayir.com

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit related to the business combination, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to convert its pipeline into contracts or orders in backlog into revenue, (vi) the potential inability of Arqit to successfully deliver its operational technology which is still in development, (vii) the risk of interruption or failure of Arqit’s information technology and communications system, (viii) the enforceability of Arqit’s intellectual property, and (ix) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 16, 2021 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.